THE PENN INSURANCE AND ANNUITY COMPANY

ACTION OF DIRECTORS WITHOUT A MEETING

August 1, 2023

Resolution — PIA Variable Life Account I

(a Separate Account)

The undersigned, being all of the Directors of The Penn Insurance and Annuity Company (“Company”), a Delaware Corporation, acting pursuant to Section 141 of Title 8 of the Delaware Code, hereby, through executing counterparts, adopt the following resolutions with the same effect as if they had been adopted at a duly held meeting of the Board of Directors of the Company, and hereby consent to the taking of the action referred to in such resolution:

WHEREAS, The Penn Insurance and Annuity Company (the “Company”) established PIA Variable Life Account I by Action Of the Directors without a meeting on March 10, 2021 thereby establishing, pursuant to Section 2932 of the Delaware Insurance Code, as amended, a separate account, designated PIA Variable Life Account I (the “Separate Account”);

WHEREAS, it was resolved, that the Separate Account shall be used for receipt of amounts allocated to it in accordance with the terms of variable life insurance policies. Amounts allocated to the Separate Account provide for life insurance, the amount or duration of which varies according to the investment experience of the Separate Account.

RESOLVED, That the Separate Account shall be divided into investment subaccounts, each investment subaccount in the Separate Account shall invest in the shares of a mutual fund portfolio designated on the Policy specifications page of the Policy and that net premiums under the Policies shall be allocated to the eligible portfolios in accordance with instructions received from owners of the Policies; and

RESOLVED FURTHER, That the Board of Directors expressly reserves the right to add or remove any investment subaccount of the Separate Account or substitute one designated mutual fund for another as it may hereafter deem necessary or appropriate

RESOLVED FURTHER, the officers of the Company are hereby authorized to take all action necessary to: (a) register the Separate Account as a unit investment trust under the Investment Company Act of 1940; (b) register the variable life insurance policies under the Securities Act of 1933 in such amounts as the officers of the Company shall from time to time deem appropriate; (c) apply for such exemptions from, and other orders pursuant to, the Investment Company Act of 1940, as the officers of the Company shall deem necessary or desirable for the Separate Account; and (d) take all other action necessary or desirable to comply with the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Securities Exchange Act of 1933 and all other applicable state and federal laws In connection with the offering of the variable life insurance policies and the operation of the Separate Account.

/s/ David M. O’Malley
David M. O’Malley	August 1, 2023

/s/ David M. Raszeja
David M. Raszeja	August 1, 2023

/s/ Rick Klenk
Rick Klenk	August 1, 2023

/s/ Thomas H. Harris
Thomas H. Harris	August 1, 2023

/s/ Karthick Dalawai
Karthick Dalawai	August 1, 2023

/s/ Victoria M. Robinson
Victoria M. Robinson	August 1, 2023